EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended January 31		Year Ended October 31
	2004	2003	2003	2002	2001		2000	1999
	(In thousand of dollars)
Earnings:
Income of consolidated group before income taxes	$262,192	$105,475	$971,277	$602,705	$(24,757)		$777,507	$365,135
Dividends received from less-than-fifty percent owned affiliates	543	155	3,151	2,236	1,675		3,065	5,734
Fixed charges excluding capitalized interest	151,150	157,494	643,511	659,263	787,737		693,626	571,949

Total earnings	$413,885	$263,124	$1,617,939	$1,264,204	$764,655		$1,474,198	$942,818

Fixed charges:
Interest expense of consolidated group including capitalized interest	$147,409	$151,951	$628,647	$637,571	$766,254		$677,424	$557,740
Portion of rental charges deemed to be interest	3,761	5,536	15,044	22,145	22,030		17,122	15,347

Total fixed charges	$151,170	$157,487	$643,691	$659,716	$788,284		$694,546	$573,087

Ratio of earnings to fixed charges*	2.74	1.67	2.51	1.92		**	2.12	1.65

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less than fifty percent-owned affiliates. “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

*	The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

**	For the year ended October 31, 2001, earnings available for fixed charges coverage were $24 million less than the amount required for a ratio of earnings to fixed charges of 1.0.

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